Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – FEBRUARY 24, 2011

BAYTEX ENERGY CORP. ANNOUNCES 2010 CANADIAN AND UNITED STATES TAX INFORMATION FOR BAYTEX ENERGY TRUST

Calgary, Alberta (February 24, 2011) - Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) is pleased to announce the tax treatment of distributions paid by Baytex Energy Trust (the “Trust”) during 2010 to unitholders resident in Canada and the United States.

2010 CANADIAN INCOME TAX INFORMATION

The information contained herein is intended to provide general guidance to assist in income tax reporting for distributions declared to Canadian unitholders of the Trust in 2010.  The summary is of a general nature only and is not intended to constitute legal or tax advice to any unitholder of the Trust or potential shareholder of Baytex. Investors should consult their own tax advisors as to their particular tax consequences.

For purposes of the Income Tax Act (Canada), the Trust was a mutual fund trust in 2010. Each year, an income tax return is filed by the Trust with the taxable income allocated to, and taxable in the hands of, its unitholders. Distributions paid by the Trust can be both a return on capital (i.e., income) and a return of capital (i.e., tax deferred). The allocation between these two streams is dependent upon the tax deductions that the Trust is entitled to claim against royalty and interest income received and any income the Trust earned directly. The level of these tax deductions is primarily driven by the Trust's resource property deductions.

The distributions declared to Canadian unitholders in 2010 were 100% return on capital (taxable income), with 0% being a return of capital (tax deferred).

Trust units held within a deferred plan
Canadian unitholders who held their trust units in a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan, registered education savings plan, registered disability savings plan or tax free savings account, or any other such registered plans (collectively referred to as “deferred plans”), are not required to report any income related to distributions received on their 2010 income tax return.

Trust units held outside of a deferred plan
Canadian unitholders who held their trust units outside such deferred plans will receive a T3 supplementary slip on or before March 31, 2011.  Canadian unitholders that were registered unitholders, who received cash distributions during the period from the transfer agent, Valiant Trust Company, will receive a T3 supplementary slip directly from Valiant Trust Company.  Canadian unitholders who held their trust units outside of a deferred plan, through a broker or other intermediary, should receive a T3 supplementary slip directly from their broker or other intermediary and not from the transfer agent or the Trust.

The T3 Supplementary slip will report only the taxable income component of the distributions. This income is taxed in the same manner as interest income.

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The tax deferred, or return of capital, portion impacts the unitholder's original adjusted cost base of their trust units ("ACB"). The ACB is used in calculating capital gains or losses on the disposition of trust units. The ACB of each trust unit is reduced by the return of capital portion of distributions received. When a unitholder's ACB drops below zero during a taxation year, the negative amount is considered by the Canada Revenue Agency to be a capital gain and the ACB is re-set to zero by paying income tax on the capital gain resulting from the negative ACB.

The following table sets out the tax treatment of the 2010 monthly distributions for Canadian income tax purposes (Canadian dollars per unit):

Record Date	Payment Date	Taxable Amount (Box 26 Other Income)	Tax Deferred Amount (Box 42 Return of Capital)	Total Distributions
29-Jan-2010	16-Feb-2010	0.18	0.00	0.18
26-Feb-2010	15-Mar-2010	0.18	0.00	0.18
31-Mar-2010	15-Apr-2010	0.18	0.00	0.18
30-Apr-2010	17-May-2010	0.18	0.00	0.18
31-May-2010	15-Jun-2010	0.18	0.00	0.18
30-Jun-2010	15-Jul-2010	0.18	0.00	0.18
30-Jul-2010	16-Aug-2010	0.18	0.00	0.18
31-Aug-2010	15-Sep-2010	0.18	0.00	0.18
30-Sep-2010	14-Oct-2010	0.18	0.00	0.18
29-Oct-2010	15-Nov-2010	0.18	0.00	0.18
30-Nov-2010	15-Dec-2010	0.18	0.00	0.18
31-Dec-2010	17-Jan-2011	0.20	0.00	0.20
Total		2.18	0.00	2.18

2010 UNITED STATES INCOME TAX INFORMATION

The information contained herein is intended to provide general guidance to assist in income tax reporting for distributions declared to U.S. individual unitholders of the Trust in 2010.  The summary is of a general nature only and is not intended to constitute legal or tax advice to any unitholder of the Trust or potential shareholder of Baytex.  Investors should consult their own tax advisors as to their particular tax consequences. Neither Baytex nor the Trust has received a letter ruling from the Internal Revenue Service or an opinion from its tax advisors on these matters.

Qualified dividends
The Trust is treated as a foreign corporation for U.S. federal income tax purposes, and it has determined that all of its 2010 distributions should be treated as dividends for U.S. federal income tax purposes. The Trust is of the view that 100% of the 2010 distributions meet the criteria for “qualified dividends” which are subject to U.S. federal income tax at a maximum rate of 15% in the hands of a U.S. individual unitholder.

Trust units held outside of a qualified retirement plan
Under Canadian tax legislation, monthly distributions paid by the Trust to non-residents of Canada are subject to a 15% withholding tax, regardless of the character of the distribution as return on capital or return of capital. The Trust believes the Canadian income taxes that were withheld from distributions to U.S. unitholders on trust units held outside of a qualified retirement account, may be deducted or, subject to generally applicable limitations, used as a foreign tax credit for U.S. federal income tax

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purposes in the year in which the withholding taxes were withheld.  No portion of the withholding tax is creditable to those unitholders who held their trust units in a qualified retirement account (such as an IRA).

Generally, a distribution is treated as a dividend for U.S. federal income tax purposes to the extent such distribution is paid out of the current or accumulated earnings and profits of the Trust as determined under U.S. federal income tax principles (including using U.S. tax rules which allow for various deductions including accounting based depletion). A distribution in excess of the Trust's current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of a U.S. unitholder's adjusted tax basis in its trust units and will be applied against and reduce such basis on a dollar-for-dollar basis. To the extent that such distribution exceeds the U.S. unitholder's adjusted tax basis, the distribution will be treated as a capital gain. Unitholders who are not residents of Canada for income tax purposes are encouraged to seek advice from a qualified tax advisor in the country of residence for the tax treatment of distributions.

U.S. unitholders who held their trust units through a broker or other intermediary may receive from the broker or such intermediaries one or more Form 1099-DIV “Dividends and Distributions” or a substitute form developed by the broker or other intermediary.  Information on the Form 1099-DIV issued by the broker or other intermediary may not accurately reflect the information in this press release for a variety of reasons. Unitholders should consult their brokers and tax advisors to ensure that the information presented in this press release is accurately reflected on their tax returns.  Brokers may or may not be required to issue an amended Form 1099-DIV.

For 2010, to assist with the preparation of 2010 U.S. tax information, Baytex’s transfer agent, Valiant Trust Company, will issue Forms 1099-DIV to all registered U.S. unitholders of the Trust by mid March, 2011.  The Forms 1099-DIV will report that 100% of the distributions are taxable as qualifying dividends eligible for the 15% rate. This reports the unitholders’ share of the qualified dividend income and related Canadian withholding tax. This form should be used for information purposes only and should not be filed with the tax return.

Trust units held within a qualified retirement plan
No amounts are required to be reported on a Form 1040 – U.S. Individual Income Tax Return where the trust units were held within a qualified retirement plan.  Where the trust units were held in a qualified retirement plan, the Canadian withholding taxes (currently at a rate of 15%) apply. While the amount of the Canadian withholding tax is not creditable for U.S. tax purposes, it is possible to apply to the Canada Revenue Agency for a refund.  For more information on applying for a refund of Canadian withholding tax, see the FAQs on our website under the "About Baytex" section.

IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the IRS you are hereby notified that: (a) any discussion of United States federal tax issues in this document is not intended or written by the Trust or Baytex to be relied upon and cannot be relied upon by you for the purpose of avoiding penalties that may be imposed on you under the Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) you should seek advice based on your particular circumstances from an independent tax advisor.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

In the interest of providing Baytex’s shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words

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suggesting future outcomes, events or performance.  The forward-looking statements contained in this press release speak only as of the date of this press release and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to:  the nature of the distributions paid to Canadian resident unitholders in 2010 for Canadian income tax reporting purposes; the proper classification of our trust units for U.S. federal income tax purposes; and the nature of the distributions paid to U.S. resident unitholders in 2010 for U.S. income tax reporting purposes.

These forward-looking statements are based on certain key assumptions regarding, among other things:  the continuation of current Canadian and U.S. income tax legislation and the interpretation thereof as it relates to the characterization of the trust units and the distributions paid thereon by applicable taxation authorities.  The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to:  the possibility of changes (which may be retroactive) in existing Canadian and U.S. income tax legislation and/or the interpretation thereof as it relates to the characterization of the trust units and the distributions paid thereon by applicable taxation authorities; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in the Trust's Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2009, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

For further information, please contact:

Baytex Energy Corp.

Anthony Marino, President and Chief Executive Officer	Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Director of Investor Relations	Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca